AMERICAN JIANYE GREENTECH HOLDINGS, LTD.

December 12, 2011

Via EDGAR Only

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention: W. John Cash
     Branch Chief

Re:          American Jianye Greentech Holdings, LTD
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 28, 2011
Response Letter Dated October 4, 2011
File No. 0-53737

To Whom It May Concern:

Please be advised that I am the duly authorized President of American Jianye Greentech Holdings, Ltd., the above-referenced issuer (the “Company”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission,” dated October 18, 2011, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-K/A filed herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K for Fiscal Year Ended December 31. 2010

Business

The Market for Alcohol-based Fuels

Facilities, page 1

1.	We note your response to our prior comment number one. Please provide us with the proposed disclosure revisions you intend to make prospectively.

The Company is a marketer, distributor and manufacturer of alcohol-based automobile fuel and civilian-use fuel products in the People of Republic of China. Alcohol fuel is an attractive alternative to gasoline for several reasons, particularly for its environmental benefits.

The Company has developed a method for blending the raw materials in its manufacturing process. Through advanced and proprietary technology, after pumping and piping, catalysts can be mixed with fuel and alcohols to become a finished product to be sold.

The key to the efficacy of the Company's fuels is the unique combination of catalysts with methanol to raise the oxygen content and increase the octane rating of the fuels.  To date, the Company has developed six different types of catalysts, which are added into different types of alcohol-based fuels.

Our catalysts are proprietary patent products, with commercial secret in consideration.  We do not sell catalysts by themselves.  We sell blended fuel.  We are classified as distributors since we are building gas stations to sell the product.

The Company is currently constructing a factory located in the Tieling Industry Zone which, when completed, is expected to have the capacity to produce 200,000 tons of blended fuel annually.  We are leasing other factories to produce the blended final product until the Tieling factory is complete.

Recent Sales of Unregistered Securities, page 6

2.
We note your response to our prior comment number three. It appears on page seven of your document that you issued shares on December 14, 2010 and received proceeds based on three different share prices on that date. Please tell us to whom these shares were issued, the party's relationship to the company including whether the purchasers were related parties, pre-existing investors, creditors, etc., and why the share prices were substantially different for shares issued on the same date.

The Company’s sales of common stock were to three separate and unrelated groups of investors; no subscriber had a relationship with each other or the Company.  The purchasers who purchased at $0.70 purchased their shares at price that reflected the Company’s market price at that time.  The investor which purchased shares at $0.50 negotiated a discount to that market price.  The investors who paid $0.15 per share were existing shareholders who had purchased shares in the pre-merger company at a much higher valuation were able to negotiate a much lower price per share.

Controls and Procedures, page 13

3.
We note your response to our prior comment number four. Based on your responses to our comments, it appears you have a material weakness associated with your level of U.S. GAAP expertise. Absent further information to support your conclusion, please modify your significant deficiency conclusions to indicate a material weakness relative to U.S. GAAP expertise. In addition, we note you have concluded your internal control over financial reporting was not effective. Please remove the language at the bottom of page 14 which suggests your "financial controls" were effective.

We have revised our disclosure on the Form 10-K/A regarding Controls and Procedures as follows:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified some material weaknesses in our internal control over financial reporting.

We lack sufficient personnel with the appropriate level of knowledge, experience and training in the application of accounting operations of our company. This weakness causes us to not fully identify and resolve accounting and disclosure issues that could lead to a failure to perform timely internal control and reviews.

Management is currently reviewing its staffing and systems in order to remedy the weaknesses identified in this assessment. However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of December 31, 20XX.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Financial Statements

Balance Sheet, page F-3

4.
We note your response to our prior comment number five. Please note under U.S. GAAP, all costs associated with construction of long-lived assets should be reflected as long-term as part of construction-in-progress. Please revise your presentation to reflect your "pre-paid" current asset amount as long-term.

The Company will reflect the construction costs as long-lived assets in its next periodic filing withhte Commission.

Summary of Accounting Policies

Revenue Recognition, page F-l 0

5.
We note your response to our prior comment number six. It is unclear from your response, how you intend to revise and expand your disclosure to address our comment. Please provide us with your proposed disclosure revisions with your next response.

We intend to revise our disclosure as follows:

The Company has developed a method for blending the raw materials in its manufacturer process.

Through advanced and proprietary technology, after pumping and piping, catalysts can be mixed with fuel and alcohols to become a finished product to be sold.

The key to the efficacy of the Company's fuels is the unique combination of catalysts with methanol to raise the oxygen content and increase the octane rating of the fuels.  To date, the Company has developed six different types of catalysts, which are added into different types of alcohol-based fuels.

Our catalysts are proprietary patent products, with commercial secret in consideration.  We do not sell catalysts by themselves.  We are more than a manufacturer, since we do not sell catalysts ; we sell blended fuel sell blended fuel.  We are classified as distributors since we are building gas stations to sell the product

6.
We note your response to our prior comment number seven. It remains unclear how you reached your conclusions regarding a gross presentation of your revenues. Please provide us with your full analysis specifically addressing your consideration of all the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.

The Company has reviewed the guidance provided is ASC 605-45-45 and has concluded the presentation of sales on a gross basis is appropriate.  The Company is the primary obligor in the arrangements.  It has general inventory risk-before customer order is placed or upon customer return.  The Company has latitude in establishing rice. The Company changes the product or performs parts of the services.  It is involved in the determination of product or service specifications.  The Company has physical loss inventory risk- after costumer order or during shipping.  The Company has credit risk.

Concentrations, page F-12

7.
We note your response to our prior comment number eight. Please tell us in greater detail the nature and extent of your affiliation with Zhao Dong Jianye Fuel Co. In addition, please revise your disclosures in this footnote to specifically identify the amounts attributable to this affiliate.

We have included the following disclosure on page 1 of the Form 10-K/A:

Zhao Dong is wholly owned by Mr. Jianye Wang, the father of Haipeng Wang, the Company’s Chairman, President and Chief Executive and Financial Officer.

Additionally, we have included the following disclosure in Note 11 – Related Party Transactions:

Transactions with Zhao Dong Jianye Fuel Co., Ltd.

Zhao Dong Jianye Fuel Co., Ltd., is wholly owned by Mr. Jianye Wang, the father of Haipeng Wang, the Company’s Chairman, President and Chief Executive and Financial Officer.  For the year ended December 31, 2010, we recorded purchases of $2,175,562 approximately 2.72% of the Company’s inventory is purchased from this related company.  For the nine months ended September 31, 2011, no inventories had been purchased from this related company.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

AMERICAN JIANYE GREENTECH
   HOLDINGS, LTD.

By:	/s/ Haipeng Wang
Name: Haipeng Wang
Title: President